March 5, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mary Beth Breslin, Ada D. Sarmento

Re:                             Acceleration Request for BioXcel Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-222990)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 5,750,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on March 7, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated February 27, 2018, through the date hereof:

Preliminary Prospectus dated February 27, 2018:

2,205 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

By BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Authorized Representative

By UBS SECURITIES LLC

By:	/s/ Marko Turcinov
Authorized Representative

By:	/s/ Umang Sanghai
Authorized Representative

By BMO CAPITAL MARKETS CORP.

By:	/s/ Mihir Mantri
Authorized Representative

Acting on behalf of themselves and as the Representatives of the several Underwriters